ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-223208
Dated February 1, 2019

HSBC USA Inc. Capped Trigger GEARS

$ Securities Linked to the iShares® MSCI Emerging Markets ETF due on or about February 28, 2022

Investment Description

These Capped Trigger GEARS (the "Securities") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") linked to the performance of the iShares® MSCI Emerging Markets ETF (the "Underlying Index Fund"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Underlying Index Fund Return is positive, HSBC will pay the principal amount at maturity plus a return equal to 2.0 (the "Upside Gearing") multiplied by the Underlying Index Fund Return, up to the Maximum Gain of between 52.20% and 55.20% (the actual Maximum Gain will be determined on the Trade Date). If the Underlying Index Fund Return is zero or negative, HSBC will either repay the full principal amount at maturity or, if the Final Price is less than the Downside Threshold, you will be fully exposed to the Underlying Index Fund's decline and HSBC will repay less than the full principal amount, if anything, resulting in a loss of principal that is proportionate to the negative Underlying Index Fund Return. **Investing in the Securities involves significant risks. The Securities do not pay any interest. You may lose some or all of your principal amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Enhanced Growth Potential Subject to the Maximum Gain:** At maturity, the Securities enhance any positive Underlying Index Fund Return up to the Maximum Gain. If the Underlying Index Fund Return is negative, investors may be exposed to the negative Underlying Index Fund Return at maturity.

❑ **Contingent Repayment of Principal at Maturity:** If the Underlying Index Fund Return is zero or negative and the Final Price is not less than the Downside Threshold, HSBC will repay the principal amount at maturity. However, if the Final Price is less than the Downside Threshold, HSBC will pay less than the full principal amount, if anything, resulting in a loss of principal that is proportionate to the negative Underlying Index Fund Return. The contingent repayment of principal only applies if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	February 26, 2019
Settlement Date	February 28, 2019
Final Valuation Date[2]	February 23, 2022
Maturity Date[2]	February 28, 2022

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

These terms relate to an offering of Securities Linked to the iShares® MSCI Emerging Markets ETF. The return on the Securities is limited to, and will not exceed, the Maximum Gain. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below. The Initial Price, Maximum Gain and Downside Threshold will be determined on the Trade Date.

Underlying Index Fund	Initial Price	Maximum Gain	Downside Threshold	Upside Gearing	CUSIP/ISIN
iShares® MSCI Emerging Markets ETF	•	52.20% to 55.20% (to be determined on the Trade Date)	75% of the Initial Price	2.0	40436A339 / US40436A3398

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated February 26, 2018, the accompanying prospectus supplement dated February 26, 2018, the accompanying ETF Underlying Supplement dated February 26, 2018 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is expected to be between $9.60 and $9.90 per Security, which will be less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 5 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Us
Per Security	$10.00	$0.00	$10.00
Total			

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Securities

This free writing prospectus relates to the offering of Securities linked to the Underlying Index Fund. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Underlying Index Fund, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Underlying Index Fund, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Underlying Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 5 of this free writing prospectus and in "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the ETF Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the ETF Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ETF Underlying Supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm
- Prospectus supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm
- Prospectus dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated February 26, 2018, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated February 26, 2018 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated February 26, 2018.

Investor Suitability

The Securities may be suitable for you if:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may be exposed to the same downside market risk as the Underlying Index Fund.
- You believe that the Underlying Index Fund will appreciate over the term of the Securities, but will not appreciate by more than the Maximum Gain.
- You understand and accept that your potential return is limited by the Maximum Gain, and you would be willing to invest in the Securities if the Maximum Gain was set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be set on the Trade Date).
- You understand and accept the risks associated with the Underlying Index Fund.
- You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Underlying Index Fund.
- You are willing to hold the Securities to maturity and do not seek an investment for which there is an active secondary market.
- You accept the risk and return profile of the Securities, in contrast to conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.
- You seek an investment with returns based on the performance of emerging markets companies.
- You do not seek current income from your investment and are willing to forgo dividends paid on the Underlying Index Fund or the stocks held by the Underlying Index Fund.
- You are willing to assume the credit risk associated with HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You seek an investment that is designed to return your full principal amount at maturity.
- You are not willing to make an investment in which you could lose some or all of your principal amount and you are not willing to make an investment that may be exposed to the same downside market risk as the Underlying Index Fund.
- You believe that the price of the Underlying Index Fund will decline during the term of the Securities and is likely to close below the Downside Threshold on the Final Valuation Date, or you believe that the Underlying Index Fund will appreciate over the term of the Securities, and that any appreciation will be greater than the Maximum Gain.
- You seek an investment that participates in the full appreciation in the Underlying Index Fund or that has unlimited return potential.
- You are not willing to invest in the Securities if the Maximum Gain is set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be set on the Trade Date).
- You do not understand or accept the risks associated with the Underlying Index Fund.
- You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar or exceed the downside fluctuations in the price of the Underlying Index Fund.
- You are unable or unwilling to hold the Securities to maturity and seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.
- You do not seek an investment with returns based on the performance of emerging markets companies.
- You seek current income from your investment or prefer to receive the dividends paid on the Underlying Index Fund or the stocks held by the Underlying Index Fund.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. For more information about the Underlying Index Fund, see pages 13 and 14 of this free writing prospectus and page S-26 of the accompanying ETF Underlying Supplement. You should also review "Key Risks" beginning on page 5 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc. ("HSBC")
Issue Price	$10.00 per Security.
Principal Amount	$10.00 per Security.
Term	Approximately three years
Trade Date[1]	February 26, 2019
Settlement Date[1]	February 28, 2019
Final Valuation Date[1]	February 23, 2022, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date[1]	February 28, 2022, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Underlying Index Fund	iShares® MSCI Emerging Markets ETF ("EEM")
Downside Threshold	75% of the Initial Price
Upside Gearing	2.0
Maximum Gain	Between 52.20% and 55.20%. The actual Maximum Gain will be determined on the Trade Date.
Payment at Maturity (per $10 Security)[2]	You will receive a payment on the Maturity Date calculated as follows: **If the Underlying Index Fund Return is greater than zero,** HSBC will pay you a cash payment on the Maturity Date equal to the lesser of: (A) $10 + [$10 × (the Underlying Index Fund Return × Upside Gearing)] and (B) $10 + ($10 × the Maximum Gain). **If the Underlying Index Fund Return is equal to or less than zero and the Final Price is equal to or greater than the Downside Threshold,** HSBC will pay you the principal amount of: $10. **If the Final Price is less than the Downside Threshold,** HSBC will pay you a cash payment on the Maturity Date equal to: $10 + ($10 × Underlying Index Fund Return) **In this case, you will have a loss of principal that is proportionate to the negative Underlying Index Fund Return and you will lose some or all of your principal amount.**

Investment Timeline	



Trade Date — The Maximum Gain is set. The Initial Price and Downside Threshold are determined.

Maturity Date — The Final Price and the Underlying Index Fund Return are determined as of the Final Valuation Date.

If the Underlying Index Fund Return is greater than zero, HSBC will pay you a cash payment per Security equal to the lesser of:

(A) $10 + [$10 × (the Underlying Index Fund Return × Upside Gearing)]; and

(B) $10 + ($10 × the Maximum Gain)

If the Underlying Index Fund Return is equal to or less than zero and the Final Price is equal to or greater than the Downside Threshold, HSBC will pay you a cash payment of $10 per Security.

If the Final Price is less than the Downside Threshold, HSBC will pay you a cash payment on the Maturity Date equal to:

$10 + ($10 × Underlying Index Fund Return)

In this case, you may lose some or all of your principal amount.

Underlying Index Fund Return	$$\frac{\text{Final Price - Initial Price}}{\text{Initial Price}}$$
Initial Price	The Official Closing Price of the Underlying Index Fund on the Trade Date.
Final Price	The Official Closing Price of the Underlying Index Fund on the Final Valuation Date.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
CUSIP/ISIN	40436A339 / US40436A3398
Estimated Initial Value	The Estimated Initial Value of the Securities will be less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less Than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

Investing in the Securities involves significant risks. You may lose some or all of your principal amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

---

[1] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same. The Final Valuation Date and Maturity Date are subject to postponement if a Market Disruption Event occurs.

[2] Payment at Maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Underlying Index Fund and will depend on whether, and to the extent which, the Underlying Index Fund Return is positive or negative and if the Underlying Index Fund Return is negative, whether the Final Price is less than the Downside Threshold. If the Final Price is less than the Downside Threshold, you will be fully exposed to any negative Underlying Index Fund Return and HSBC will pay you less than the Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the decline in the Final Price as compared to the Initial Price. Under these circumstances, you will lose a significant portion, and could lose all, of the Principal Amount.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the price of the Underlying Index Fund is above the Downside Threshold.

♦ **Limited Return on the Securities** –Your return on the Securities will be limited by the Maximum Gain, regardless of any increase in the price of the Underlying Index Fund, which may be significant. Therefore, you will not benefit from any appreciation of the Underlying Index Fund in excess of an amount that, when multiplied by the Upside Gearing, exceeds the Maximum Gain and your return on the Securities may be less than your return would be on a hypothetical direct investment in the Underlying Index Fund or in the stocks held by the Underlying Index Fund.

♦ **The Upside Gearing Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Upside Gearing or the Securities themselves, and the return you realize may be less than the Upside Gearing times the Underlying Index Fund's return, even if that return is positive and, when multiplied by the Upside Gearing, does not exceed the Maximum Gain. You can receive the full benefit of the Upside Gearing, subject to the Maximum Gain, from HSBC only if you hold your Securities to maturity.

♦ **The Amount Payable on the Securities Is Not Linked to the Price of the Underlying Index Fund at Any Time Other Than on the Final Valuation Date** – The Final Price will be based on the Official Closing Price of the Underlying Index Fund on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Underlying Index Fund appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Downside Threshold, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Underlying Index Fund prior to such decrease. Although the actual price of the Underlying Index Fund on the Maturity Date or at other times during the term of the Securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Underlying Index Fund on the Final Valuation Date.

♦ **The Securities Are Subject to the Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any** – The Estimated Initial Value of the Securities will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We will determine the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date May Be Less than the Price to Public** – The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities and the costs associated with structuring and hedging our obligations under the Securities. These costs will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that may be initially used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 8 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Owning the Securities Is Not the Same as Owning the Underlying Index Fund or the Stocks Held by the Underlying Index Fund** – The return on your Securities may not reflect the return you would realize if you actually owned the Underlying Index Fund or the stocks held by the Underlying Index Fund. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks held by the Underlying Index Fund would have. The Underlying Index Fund Return excludes any cash dividend payments paid on the securities held by the Underlying Index Fund.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid when the Securities were purchased and therefore will generally be lower than such purchase price.

♦ **No Interest Payments** – As a holder of the Securities, you will not receive interest payments.

♦ **There Is Limited Anti-Dilution Protection** – For certain events affecting the Underlying Index Fund, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Price which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action that affects the Underlying Index Fund. If an event occurs that does not require the Calculation Agent to adjust the Final Price, the market price of the Securities and the Payment at Maturity may be materially and adversely affected.

♦ **An Underlying Index Fund and Its Underlying Index Are Different** – The performance of an Underlying Index Fund may not exactly replicate the performance of its underlying index, because the Underlying Index Fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an Underlying Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlying Index Fund or due to other circumstances.

An Underlying Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

♦ **The Performance and Market Value of the Underlying Index Fund During Periods of Market Volatility May Not Correlate with the Performance of its Underlying Index as well as the Net Asset Value per Share of the Underlying Index Fund** – During periods of market volatility, securities underlying the Underlying Index Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlying Index Fund and the liquidity of the Underlying Index Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Underlying Index Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlying Index Fund. As a result, under these circumstances, the market value of shares of the Underlying Index Fund may vary substantially from the net asset value per share of the Underlying Index Fund. For all of the foregoing reasons, the performance of the Underlying Index Fund may not correlate with the performance of its underlying index as well as the net asset value per share of the Underlying Index Fund, which could materially and adversely affect the value of the Securities in the secondary market and/or reduce your payment at maturity.

♦ **The Probability that the Underlying Index Fund Will Fall Below the Downside Threshold on the Final Valuation Date Will Depend on the Volatility of the Underlying Index Fund** – "Volatility" refers to the frequency and magnitude of changes in the price of the Underlying Index Fund. Greater expected volatility with respect to the Underlying Index Fund reflects a higher expectation as of the Trade Date that the Underlying Index Fund could close below its Downside Threshold on the Final Valuation Date, resulting in the loss of some or all of your investment. However, an index fund's volatility can change significantly over the term of the Securities. The price of the Underlying Index Fund could fall sharply, which could result in a significant loss of principal.

♦ **The Underlying Index Fund Is Subject to Management Risk** – The Underlying Index Fund is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Underlying Index Fund, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of the Underlying Index Fund's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Underlying Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Underlying Index Fund is subject to the risk that the investment strategy of the Underlying Index Fund's investment advisor may not produce the intended results.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Underlying Index Fund or the price of the stocks held by the Underlying Index Fund, and therefore, the market value of the Securities.

♦ **The Securities Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Securities and could lose your entire investment.

♦ **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks held by the Underlying Index Fund, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates will determine the Payment at Maturity based on the Final Price. The Calculation Agent can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity** – Because structured notes, including the Securities, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Securities at issuance and the market price of the Securities prior to maturity. These factors include the price of the Underlying Index Fund; the volatility of the Underlying Index Fund; the dividend rate paid on stocks held by the Underlying Index Fund; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **The Securities Are Subject to Emerging Markets Risk –** An investment in the Securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

♦ **Risks Associated with Non-U.S. Companies** – The price of the Underlying Index Fund depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Underlying Index Fund and, as a result, the value of the Securities.

♦ **The Price of the Underlying Index Funds is Subject to Currency Exchange Risk** – Because the price of the Underlying Index Fund is related to the U.S. dollar value of stocks underlying the MSCI Emerging Markets Index, holders of the Securities will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor's net exposure will depend on the extent to which the currencies of the component securities strengthen or weaken against the U.S. dollar and the relative weight of each currency. If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the MSCI Emerging Markets Index, the price of the Underlying Index Fund will be adversely affected and the payment at maturity on the Securities may be reduced.

Of particular importance to potential currency exchange risk are:

– existing and expected rates of inflation;

– existing and expected interest rate levels;

– the balance of payments; and

– the extent of governmental surpluses or deficits in the countries represented in the MSCI Emerging Markets Index and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries represented in the MSCI Emerging Markets Index and the United States and other countries important to international trade and finance.

♦ **Potential HSBC and UBS Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc. or any of their respective affiliates in shares of the Underlying Index Fund, the stocks held by the Underlying Index Fund or in futures, options, exchange-traded funds or other derivative products on these securities, may adversely affect the market value of the stocks held by the Underlying Index Fund, the price of the Underlying Index Fund, and, therefore, the market value of your Securities.

♦ **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See the discussion under "What Are the Tax Consequences of the Securities?" beginning on page 11 of this free writing prospectus and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. **The hypothetical terms used below are not the actual terms that will apply to the Securities, which are indicated on the cover hereof.** They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price relative to the Initial Price. We cannot predict the Final Price on the Final Valuation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Security on a hypothetical offering of the Securities, based on the following assumptions:

Investment term:	Approximately three years
Hypothetical Initial Price*:	$100.00
Upside Gearing:	2.0
Hypothetical Downside Threshold*:	$75.00 (75% of the hypothetical Initial Price)
Hypothetical Maximum Gain*:	52.20% (the bottom of the expected range of between 52.20% and 55.20%)

* The actual Initial Price, Downside Threshold and Maximum Gain will be determined on the Trade Date.

Example 1— **The price of the Underlying Index Fund *increases* from an Initial Price of $100.00 to a Final Price of $110.00.** The Underlying Index Fund Return is greater than zero and expressed as a formula:

Underlying Index Fund Return = ($110.00 - $100.00) / $100.00 = 10.00%

Because the Underlying Index Fund Return is greater than zero, the Payment at Maturity for each $10 principal amount of Securities is equal to the lesser of:

(A) $10.00 + [$10.00 × (10.00% × 2.00)], and

(B) $10.00 + ($10.00 × 52.20%)

Payment at Maturity =$12.00

Example 2— **The price of the Underlying Index Fund *increases* from an Initial Price of $100.00 to a Final Price of $150.00.** The Underlying Index Fund Return is greater than zero and expressed as a formula:

Underlying Index Fund Return = ($150.00 - $100.00) / $100.00 = 50.00%

Because the Underlying Index Fund Return is greater than zero, the Payment at Maturity for each $10 principal amount of Securities is equal to the lesser of:

(A) $10.00 + [$10.00 × (50.00% × 2.00)], and

(B) $10.00 + ($10.00 × 52.20%)

Payment at Maturity =$15.22

Example 3— **The price of the Underlying Index Fund *decreases* from an Initial Price of $100.00 to a Final Price of $90.00.** The Underlying Index Fund Return is negative and expressed as a formula:

Underlying Index Fund Return = ($90.00 - $100.00) / $100.00 = -10.00%

Payment at Maturity = $10.00

Because the Underlying Index Fund Return is less than zero, but the Final Price is greater than or equal to the Downside Threshold, HSBC will pay you a Payment at Maturity equal to $10.00 per $10.00 principal amount of Securities (a return of zero percent).

Example 4— **The price of the Underlying Index Fund *decreases* from an Initial Price of $100.00 to a Final Price of $40.00.** The Underlying Index Fund Return is negative and expressed as a formula:

Underlying Index Fund Return = ($40.00 - $100.00) / $100.00 = -60.00%

Payment at Maturity = $10 + ($10 × -60.00%) = $4.00

Because the Underlying Index Fund Return is less than zero and the Final Price is less than the Downside Threshold, the Securities will be fully exposed to any decline in the price of the Underlying Index Fund on the Final Valuation Date. Therefore, the return on the principal amount is -60.00%. In this case, you would incur a loss of 60.00% of the principal amount.

If the Final Price is below the Downside Threshold on the Final Valuation Date, the Securities will be fully exposed to any decline in the Underlying Index Fund, and you will lose some or all of your principal amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Performance of the Underlying Index Fund*			Performance of the Securities	
Hypothetical Final Price	Hypothetical Underlying Index Fund Return*	Upside Gearing	Hypothetical Return on Securities[1]	Hypothetical Payment at Maturity
$200.00	100.00%	2.0	52.20%	$15.22
$190.00	90.00%	2.0	52.20%	$15.22
$180.00	80.00%	2.0	52.20%	$15.22
$170.00	70.00%	2.0	52.20%	$15.22
$160.00	60.00%	2.0	52.20%	$15.22
$150.00	50.00%	2.0	52.20%	$15.22
$140.00	40.00%	2.0	52.20%	$15.22
$130.00	30.00%	2.0	52.20%	$15.22
$126.10	26.10%	2.0	52.20%	$15.22
$120.00	20.00%	2.0	52.20%	$15.22
$115.00	15.00%	2.0	30.00%	$13.00
$110.00	10.00%	2.0	20.00%	$12.00
$105.00	5.00%	2.0	10.00%	$11.00
$100.00	0.00%	N/A	0.00%	$10.00
$90.00	-10.00%	N/A	0.00%	$10.00
$80.00	-20.00%	N/A	0.00%	$10.00
$75.00	-25.00%	N/A	0.00%	$10.00
$70.00	-30.00%	N/A	-30.00%	$7.00
$60.00	-40.00%	N/A	-40.00%	$6.00
$50.00	-50.00%	N/A	-50.00%	$5.00
$40.00	-60.00%	N/A	-60.00%	$4.00
$30.00	-70.00%	N/A	-70.00%	$3.00
$20.00	-80.00%	N/A	-80.00%	$2.00
$10.00	-90.00%	N/A	-90.00%	$1.00
$0.00	-100.00%	N/A	-100.00%	$0.00

* The Underlying Index Fund Return excludes cash dividend payments on the stocks held by the Underlying Index Fund.

[1] This "return" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount Security.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Underlying Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid executory contracts.

Despite the foregoing, U.S. holders (as defined in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Underlying Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ materially and adversely from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of the Securities is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether the Underlying Index Fund or any of the entities whose stock is held by the Underlying Index Fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Underlying Index Fund or one or more of the entities whose stock is held by the Underlying Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlying Index Fund or the entities whose stock is held by the Underlying Index Fund and consult your tax advisor regarding the possible consequences to you if the Underlying Index Fund or one or more of the entities whose stock is held by the Underlying Index Fund is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Securities. However, it is possible that the Securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Index Fund or the Securities, and following such occurrence the Securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying Index Fund or the Securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The shares of the EEM are listed and trade on the NYSE Arca under the ticker symbol "EEM".

The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. The MSCI Emerging Markets Index consists of the following 24 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

For more information about EEM, see "The iShares® MSCI Emerging Markets ETF" beginning on page S-26 of the accompanying ETF Underlying Supplement.

Historical Performance of the EEM

The following graph sets forth the historical performance of the Underlying Index Fund based on the daily historical closing prices from January 30, 2009 to January 30, 2019, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Underlying Index Fund should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Underlying Index Fund Return. If a Market Disruption Event exists with respect to the Underlying Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Underlying Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price to public indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. Neither HSBC nor any of its affiliates will pay any underwriting discounts.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the accompanying prospectus supplement.